

Mail Stop 3561

January 4, 2010

Via U.S. Mail and Facsimile

Mr. Tong Shiping
Chief Executive Officer
No. 87 No. 8 Coastal Way,
Floor 2, Construction Bank, FTZ
Tianjin Province,
The People's Republic of China 300461

> RE: China Auto Logistics Inc.
>   Form 10-K for the fiscal year ended December 31, 2008
>
>   **File No. 000-52625**

Dear Mr. Shiping:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Linda Cvrkel
                        Branch Chief

Via facsimile: Mr. Uche D. Ndumele
                (212)536-3901